UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F	☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES	☐	NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K/A contains an amendment of the Form 6-K dated 31 October 2006 by providing the full text of the following press release:

Third quarter operating income up 8.9% on last year - Decision to divest Freight Management

30 October 2006

30 October 2006

Third quarter operating income up 8.9% on last year - Decision to divest Freight Management

TNT N.V. announced today the 2006 Q3 results.

•	Group revenues up 9.0%; mostly organic growth

•	Profit from continuing operations up 5.0% to € 169 million

•	31.3% increase in Express operating income

	o	Double digit revenue growth, with record volumes

	o	Record third quarter margin of 8.8%

•	Mail revenue growth of 2.6% and margin of 14.2% in line with outlook

	o	EMN revenue growth over 25%, with higher costs due to acceleration in capacity growth

	o	Dutch addressed mail impacted by fewer bank mailings, ongoing competition and substitution

•	Decision to divest Freight Management

	o	Results included in discontinued operations

•	Part of the one-off costs related to sale of the Logistics businesses booked, as earlier indicated, in Q3

Key numbers Q3

	Q3 2006	Q3 2005%
	€ mil	€ mil	Change
Revenues	2,398	2,201	9.0%
Operating income (EBIT)	257	236	8.9%
Profit from continuing operations	169	161	5.0%
Profit/(loss) from discontinued operations	(102)	(12)
Profit/(loss) attributable to the shareholders	67	148	-54.7%
Net cash from operating activities	198	262	-24.4%
EPS (in € cents)	16.5	32.6	-49.4%

EPS from continuing operations (in € cents)	40.5	35.2	15.1%

	YTD Q3 2006	YTD Q3 2005%
	€ mil	€ mil	Change
Revenues	7,293	6,758	7.9%
Operating income (EBIT)	921	829	11.1%
Profit from continuing operations	592	561	5.5%
Profit/(loss) from discontinued operations	(111)	(9)
Profit/(loss) attributable to the shareholders	481	551	-12.7%
Net cash from operating activities	633	658	-3.8%
EPS (in € cents)	113.2	121.2	-6.6%

EPS from continuing operations (in € cents)	139.3	123.2	13.1%

CEO Peter Bakker:

“TNT’s Board of Management is pleased with the results of the third quarter. Operating income grew by 8.9% fueled by new records in Express both in terms of revenue growth and the Q3 margin level. The Mail operating margin was in line with the outlook but Mail Netherlands saw ‘above trend’ volume decreases in this quarter. We confirm the full-year outlook for TNT.

The completion of the sale of our Logistics division – for which all approvals have now been obtained – is still expected before the year end. Part of the earlier-indicated costs related to the sale of Logistics was booked in the third quarter results. Good strategic progress has been achieved with the acquisition of a road express operator in India and further accelerated growth of EMN. To further focus our business on operating networks, we announce today our intention to exit Freight Management.

All-in-all, we are satisfied with the strategic progress and the structural improvements in our operating performance made so far this year.”

TNT press release

2006 Third Quarter Results

2006 Third Quarter Results Highlights

Third quarter operating income up 8.9% on last year Decision to divest Freight Management

Group revenues up 9.0%; mostly organic growth

Profit from continuing operations up 5.0% to € 169 million

31.3% increase in Express operating income
Double digit revenue growth, with record volumes
Record third quarter margin of 8.8%

Mail revenue growth of 2.6% and margin of 14.2% in line with outlook
EMN revenue growth over 25%, with higher costs due to acceleration in capacity growth
Dutch addressed mail impacted by fewer bank mailings, ongoing competition and substitution

Decision to divest Freight Management
Results included in discontinued operations

Part of the one-off costs related to sale of the Logistics businesses booked, as earlier indicated, in Q3

Key numbers				YTD Q3	YTD Q3
	Q3 2006	Q3 2005	% Change	2006	2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	2,398	2,201	9.0%	7,293	6,758	7.9%
Operating income (EBIT)	257	236	8.9%	921	829	11.1%
Profit from continuing operations	169	161	5.0%	592	561	5.5%
Profit/(loss) from discontinued operations	(102)	(12)		(111)	(9)
Profit/(loss) attributable to the shareholders	67	148	-54.7%	481	551	-12.7%
Net cash from operating activities	198	262	-24.4%	633	658	-3.8%
EPS (in € cents)	16.5	32.6	-49.4%	113.2	121.2	-6.6%
EPS from continuing operations (in € cents)	40.5	35.2	15.1%	139.3	123.2	13.1%

CEO Peter Bakker:

“TNT’s Board of Management is pleased with the results of the third quarter. Operating income grew by 8.9% fueled by new records in Express both in terms of revenue growth and the Q3 margin level. The Mail operating margin was in line with the outlook but Mail Netherlands saw ‘above trend’ volume decreases in this quarter. We confirm the full-year outlook for TNT.

The completion of the sale of our Logistics division – for which all approvals have now been obtained – is still expected before the year end. Part of the earlier-indicated costs related to the sale of Logistics was booked in the third quarter results. Good strategic progress has been achieved with the acquisition of a road express operator in India and further accelerated growth of EMN. To further focus our business on operating networks, we announce today our intention to exit Freight Management.

All-in-all, we are satisfied with the strategic progress and the structural improvements in our operating performance made so far this year.”

Press Release Q3 2006	Page 1 of 18

2006 Third Quarter Results Highlights

Summary

TNT posted a 9.0% revenue increase in the third quarter, with operating income up by a robust 8.9% . In line with our strategy, the top line growth came predominantly from Express and EMN. Express revenues were up 13.5% and EMN growth was over 25%. Mail Netherlands saw an above-average volume decline but its impact was softened by a favorable product mix and, again, strong cost control. Express operating income grew by over 30%, to reach a margin of 8.8% - another third quarter record.

Following the evaluation of the Freight Management fit with Express, the decision is taken to divest the Freight Management business, thus giving sharper focus to TNT’s strategy. The results from the Freight Management business segment are now reported within discontinued operations. Meanwhile, TNT made further progress with expansion with Mail, in Germany and the UK, and with Express, in India.

Review of operations

Express achieved the highest revenue growth since Q1 2000 and a record third quarter operating margin of 8.8% . Operating income growth was 31.3% . The improved business performance was broadly-based across the geographies. The European air hub in Liège and road hub in Duiven handled record volumes of international flows. The domestic volumes were also higher, though less so than international, and special services achieved strong double-digit growth.

In Mail, revenues were up 2.6% as a result of the continued strong momentum in EMN (+25.2%) and a respectable 5.9% growth in the Cross-border business. In the area of Dutch addressed mail, the volume decline was above average, affected by fewer bank mailings, substitution and competition. However, the product mix and price impacts were favorable. In EMN, Germany and the UK fueled the growth, particularly in addressed mail. The divisional operating income was € 131 million.

Financial review

Operating income increased by 8.9% to reach € 257 million, with the 31.3% increase in Express and a decrease in non-allocated costs well exceeding the decline in Mail.

The non-allocated costs amounted to € 4 million, compared with € 10 million last year. This result included a reduction in corporate costs and a € 5 million claims accrual reversal.

Income tax of € 83 million gave rise to an effective tax rate of 32.9% . The resulting profit from continuing operations was € 169 million, an increase of 5.0% from last year.

The loss from discontinued operations was € 102 million. It included: a € 35 million operating loss in respect of a provision for onerous contracts; € 41 million of asset impairment related to the signing of the logistics sale agreement; and € 43 million of asset impairment in respect of TNT’s 20% equity interest in Global Automotive Logistics SAS, reflecting announcements of August this year.

Third quarter cash generated from operations of € 313 million was 15.1% higher than last year. Net cash from operating activities of € 198 million was € 64 million lower, the reasons being that last year’s tax charge benefited from a tax refund and the phasing of regular tax payments (2005 Q1 included a full year tax pre-payment). In addition, this year’s interest paid included an amount of € 25 million that, in previous periods, would have qualified under IFRS for netting treatment (against the interest received within cash used in investing activities). New cash pooling arrangements do not qualify for such netting.

Strategic progress

    On 24 October, the European Commission granted clearance under the EU Merger Regulation to the acquisition of the Logistics division by Apollo. We expect completion before the year end. After completion, we will start the repurchase of up to € 1 billion of shares.

    We finished our evaluation of synergies between TNT Freight Management (TFM) and Express. TFM has performed well since we acquired it in 2004. Revenue growth has been strong, exhibiting 10.1% growth and an improving margin in the latest quarter. However, we compared the TFM / Express synergies with our other growth opportunities and concluded to sell TNT Freight Management.

    In Express, the acquisition of Speedage, a leading road express company in India, was announced. The acquisition is in line with TNT’s strategic objective to become the leading road express provider in Asia. By combining Speedage’s strong domestic road network, including over 500 depots, with TNT’s international network, we will be able to offer the first integrated road express product in India.

    In addition, the equity transfer agreement for Hoau was signed, with completion expected in early 2007. Hoau will add over 1,100 road depots to our Chinese express network, making it the largest of its kind in the region. It substantiates our focus on integrated road and air express.

    In Mail, we announced the launch of a next-week, pre-sorted, addressed mail delivery service, within Netwerk VSP. This ‘B’ network will provide a budget alternative to Mail Netherlands and compete directly with other low cost operators. The service will start in early 2007.

    In EMN, the expansion of network capacity was accelerated in the third quarter, with key developments in Germany and the UK. In Germany, we announced the acquisition of one of the country’s leading mail consolidators and we took control of three more regional mailers. In the UK, end-to-end parcels activity commenced.

Press Release Q3 2006	Page 2 of 18

2006 Third Quarter Results Highlights

Outlook

In Express, the revenue growth expectation of around 10% is unchanged. However, we firm up our margin guidance from ‘the high end of the 9.0% to 9.5% range’ to around 9.5% . In Mail, the expectations of a small increase in revenues and an operating margin of around 18.5% are unchanged. However, with the acceleration of network capacity growth in EMN, mentioned above, we revise our EMN full year margin expectation from mid- to low- single digit, without changing our long-term targets for this business.

Significant events since second quarter

23 Aug	TNT reaches agreement to sell Logistics division to Apollo Management, L.P.

29 Aug	TPG Post announces increased rates from 1 January 2007 - Stamp price 44 euro cents

1 Sep	TNT acquires Speedage to build leading position in domestic express market India

5 Sep	Netwerk VSP starts next-week delivery of addressed mail in early 2007

7 Sep	TNT continues leadership in Dow Jones Sustainability Index

19 Sep	TNT Express expands Express Road Network to Morocco - First integrator to start time definite road line haul between Europe and Africa

29 Sep	TNT signs final agreement for acquisition Hoau Group - Completion expected early 2007

4 Oct	TNT Express and GeoPost sign strategic agreement 5-year contract: feeds TNT’s network expansions in Europe and Asia

9 Oct	TNT reaches agreement to sell its mailroom and data capture activities in the Netherlands

10 Oct	TNT Post accelerates expansion in Germany with aim to cover 100% of German households in the course of 2007

16 Oct	TPG Post changes name to TNT Post

24 Oct	European Commission approves sale of Logistics division

Press Release Q3 2006	Page 3 of 18

Third Quarter Summary

Group Summary	Q3 2006	Q3 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	2,398	2,201	9.3%	-0.3%	9.0%
Operating income (EBIT)	257	236	9.3%	-0.4%	8.9%
Profit from continuing operations	169	161			5.0%
Profit/(loss) from discontinued operations	(102)	(12)
Profit/(loss) attributable to the shareholders	67	148			-54.7%

Segment Summary	Q3 2006	Q3 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Express
Revenues	1,479	1,303	14.1%	-0.6%	13.5%
Operating income (EBIT)	130	99	32.3%	-1.0%	31.3%
Operating margin	8.8%	7.6%

Mail
Revenues	922	899	2.5%	0.1%	2.6%
Operating income (EBIT)	131	147	-10.9%	0.0%	-10.9%
Operating margin	14.2%	16.4%

Non-allocated	(4)	(10)			60.0%

Operating income (EBIT)	257	236	9.3%	-0.4%	8.9%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics and Freight Management; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express.

Press Release Q3 2006	Page 4 of 18

Year to Date Summary

Group Summary	YTD Q3 2006	YTD Q3 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	7,293	6,758	7.9%	0.0%	7.9%
Operating income (EBIT)	921	829	11.2%	-0.1%	11.1%
Profit from continuing operations	592	561			5.5%
Profit/(loss) from discontinued operations	(111)	(9)
Profit/(loss) attributable to the shareholders	481	551			-12.7%

Segment Summary	YTD Q3 2006	YTD Q3 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Express
Revenues	4,387	3,919	12.0%	-0.1%	11.9%
Operating income (EBIT)	407	327	24.8%	-0.3%	24.5%
Operating margin	9.3%	8.3%

Mail
Revenues	2,920	2,830	3.1%	0.1%	3.2%
Operating income (EBIT)	562	563	-0.2%	0.0%	-0.2%
Operating margin	19.2%	19.9%

Non-allocated	(48)	(61)			21.3%

Operating income (EBIT)	921	829	11.2%	-0.1%	11.1%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics and Freight Management; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express.

Press Release Q3 2006	Page 5 of 18

Business Highlights – Express

Operating income up 31.3%, with record third quarter margin of 8.8%

Strongest quarterly revenue growth in over six years (day-count adjusted)

Increased volumes across the board

Express Summary	Q3 2006	Q3 2005	% Change	YTD Q3 2006	YTD Q3 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,479	1,303	13.5%	4,387	3,919	11.9%
Operating income (EBIT)	130	99	31.3%	407	327	24.5%
Operating margin	8.8%	7.6%		9.3%	8.3%

2005 figures have been adjusted for comparative purposes.

Express showed its strongest organic and total revenue growth performance since the first quarter of 2000. Continuing the trend of the second quarter, growth was strong in all client sectors, particularly global accounts. Both international and domestic volumes improved from the already strong second quarter, with international continuing to record the fastest growth. In the core products, global consignments were up 9.4% and kilos were up 12.7%.

Operating income rose 31.3%, driven by the increased volumes across the board and further network optimisation.

Revenue Analysis	Q3 2006	Q3 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	1,204	1,058	13.8%	11.2%	2.5%	0.1%
Express Rest of the World	275	245	12.2%	15.9%	0.0%	-3.7%
Express Business Segment	1,479	1,303	13.5%	12.1%	2.0%	-0.6%

2005 figures have been adjusted for comparative purposes.

Revenue Analysis	YTD Q3 2006	YTD Q3 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	3,594	3,218	11.7%	9.2%	2.6%	-0.1%
Express Rest of the World	793	701	13.1%	12.8%	0.0%	0.3%
Express Business Segment	4,387	3,919	11.9%	9.9%	2.1%	-0.1%

2005 figures have been adjusted for comparative purposes.

In Europe, all business units reported growth, with Germany and Benelux making most progress, amongst the developed markets, and Eastern Europe growing by over 30%. Both France and the UK saw improvement in the domestic business. In the European international air network, consignments grew 7.6% and, in the road network, 15.2% .

The 2.5% growth attributed to acquisitions mainly related to TG+ in Spain. The integration of this business into the Express network has made good progress with rationalisation of locations, re-branding and roll-out of operational standards leading to improved service KPIs.

In the Rest of World, China, South East Asia and the Middle East all grew revenues by more than 20%. Australia continued to improve, based primarily on the domestic business.

Press Release Q3 2006	Page 6 of 18

Business Highlights – Mail

In EMN, strong growth of over 25% and network expansion accelerates

Volume decline in the Netherlands affected by bank mailings, substitution and competition

Masterplan savings now exceeding € 280 million

Mail Summary	Q3 2006	Q3 2005	% Change	YTD Q3 2006	YTD Q3 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	922	899	2.6%	2,920	2,830	3.2%
Operating income (EBIT)	131	147	-10.9%	562	563	-0.2%
Operating margin	14.2%	16.4%		19.2%	19.9%

2005 figures have been adjusted for comparative purposes.

The mail margin came in at 14.2%, which was lower than last year’s result but consistent with our expectation and the full-year guidance of 18.5% . Mail Netherlands saw a 6.4% volume decline but this was strongly mitigated by product mix and, to a lesser extent, price effects. The current Masterplans made further progress, with € 15 million of additional savings mostly from operations. A new up-date on Masterplans is expected to be presented at the annual analysts meeting on 4 December 2006.

Further strong revenue growth was seen in EMN, particularly the addressed mail business. EMN network capacity was increased in anticipation of volume growth, particularly in Germany with the acquisition of three more regional operators and the country’s leading mail consolidator.

Revenue Analysis	Q3 2006	Q3 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	568	586	-3.1%	-3.1%	0.0%	0.0%
European Mail Networks	184	147	25.2%	17.7%	6.8%	0.7%
Cross-border Mail	125	118	5.9%	5.9%	0.0%	0.0%
Data and Document Management	45	48	-6.3%	-6.3%	0.0%	0.0%
Mail	922	899	2.6%	1.4%	1.1%	0.1%

2005 figures have been adjusted for comparative purposes.

Revenue Analysis	YTD Q3 2006	YTD Q3 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	1,863	1,897	-1.8%	-1.6%	-0.2%	0.0%
European Mail Networks	530	426	24.4%	19.3%	4.9%	0.2%
Cross-border Mail	382	369	3.5%	3.0%	0.0%	0.5%
Data and Document Management	145	138	5.1%	-1.4%	6.5%	0.0%
Mail	2,920	2,830	3.2%	2.1%	1.0%	0.1%

2005 figures have been adjusted for comparative purposes.

Mail Netherlands revenues declined by 3.1% . The volume decline was 6.4%, but its impact on revenues was strongly off-set by positive product mix and price effects. Domestic volumes were 4.5% lower, affected by reduced bank mailings, and direct mail volumes were 9.5% lower due to competition, including TV and radio.

European Mail Networks revenue growth remained above 25%. With a focus on the development of addressed mail networks, particularly in Germany and the UK, the revenue growth in these networks was well over 50%. Acquisitions provided 6.8% of the growth, the main contributors being the new regional mail companies in Germany.

Cross-border mail revenue growth increased from 1.6% last quarter to 5.9% this time. The increase was organic and continued to accrue from Dutch export and international parcel volumes.

Data and Document Management revenues declined by 6.3% due mainly to competitive pressure in the non-core document management part of the business. In revenue terms, DDM represented less than 5% of the division and this will decline further with the sale of document management activities in the Netherlands announced on 9 October.

Press Release Q3 2006	Page 7 of 18

Business Highlights – Discontinued Operations.

The revenue information on discontinued operations, described below, is excluded from group revenues. The post-tax profit/(loss) from discontinued operations, also described below, is included in the group’s consolidated statement of income on a separate line ‘profit/(loss) from discontinued operations’.

First time inclusion of Freight Management as discontinued

Results include anticipated one-off expenses

Discontinued Operations	Q3 2006	Q3 2005	% Change	YTD Q3 2006	YTD Q3 2005	% Change
Summary	€ mil	€ mil		€ mil	€ mil
Revenues	1,056	1,060	-0.4%	3,219	3,210	0.3%
Profit/(loss) from discontinued
operations	(102)	(12)		(111)	(9)

2005 figures have been adjusted for comparative purposes.

For the first time, the results of Freight Management are included in Discontinued Operations. The revenues of Freight Management increased by 10.1% (10.6% organic) to € 219 million, with an operating margin of 2.3% .

The loss from discontinued operations was € 102 million. It included: a € 35 million operating loss in respect of a provision for onerous contracts; € 41 million of asset impairment related to the signing of the logistics sale agreement; and € 43 million of asset impairment in respect of TNT’s 20% equity interest in Global Automotive Logistics SAS.

The net interest expense included within the loss from discontinued operations was € 15 million, with € 17 million payable to entities that are part of the group’s continuing operations. Also included was the tax charge of € 4 million.

Press Release Q3 2006	Page 8 of 18

Consolidated Statements of Income

Consolidated statements of income	Q3 2006	Q3 2005	YTD Q3 2006	YTD Q3 2005
	€ mil	€ mil	€ mil	€ mil

Net sales	2,356	2,189	7,203	6,722
Other operating revenues	42	12	90	36
Total revenues	2,398	2,201	7,293	6,758

Other income	5	17	35	26

Cost of materials	(98)	(115)	(294)	(291)
Work contracted out and other external expenses	(1,012)	(856)	(2,979)	(2,580)
Salaries and social security contributions	(806)	(799)	(2,513)	(2,456)
Depreciation, amortisation and impairments	(77)	(75)	(226)	(216)
Other operating expenses	(153)	(137)	(395)	(412)
Total operating expenses	(2,146)	(1,982)	(6,407)	(5,955)

Operating income	257	236	921	829

Interest and similar income*	59	22	159	93
Interest and similar expenses*	(63)	(22)	(171)	(91)

Net financial (expense)/income	(4)	0	(12)	2

Results from investments in associates	(1)	0	(3)	(2)

Profit before income taxes	252	236	906	829
Income taxes	(83)	(75)	(314)	(268)

Profit from continuing operations	169	161	592	561

Profit/(loss) from discontinued operations	(102)	(12)	(111)	(9)

Profit for the period	67	149	481	552

Attributable to:
Minority interests	0	1	0	1
Shareholders	67	148	481	551

EPS (in € cents)**	16.5	32.6	113.2	121.2

Number of employees	126,689	125,079
Full time equivalent employees	89,550	89,129

2005 figures have been adjusted for comparative purposes.

*	New cash pool arrangements in 2006 result in a € 42 million grossing up of the interest income and expenses compared with 2005, under IFRS.
**	Based on an average number of 425 million ordinary shares, including ADS (2005: 454.7 million).
The total number of shares outstanding as of 30 September, 2006 was 418.9 million, including 4.4 million treasury shares.

Press Release Q3 2006	Page 9 of 18

Quarterly Information Express

€ mil	Q3 2006	Q3 2005

EXPRESS

Express Europe
Revenues	1,204	1,058
Growth %	13.8%	7.5%
Organic	11.4%	7.4%
Acquisition / Disposal	2.2%	0.5%
Fx	0.2%	-0.4%

Express Rest of the World
Revenues	275	245
Growth %	12.2%	14.0%
Organic	15.9%	10.3%
Acquisition / Disposal	0.0%	0.0%
Fx	-3.7%	3.7%

Total Express
Revenues	1,479	1,303
Growth %	13.5%	8.7%
Organic	12.1%	8.0%
Acquisition / Disposal	2.0%	0.4%
Fx	-0.6%	0.3%

Working days	64	64
Core consignments (mil)	44.0	40.5
Core kilos (mil)	827.0	734.1
Core revenue quality yield improvement	0.9%	4.9%

Operating income (EBIT)	130	99
Operating margin	8.8%	7.6%

2005 figures have been adjusted for comparative purposes.

Press Release Q3 2006	Page 10 of 18

Quarterly Information Mail

€ mil	Q3 2006	Q3 2005

MAIL

Mail Netherlands
Revenues	568	586
Growth %	-3.1%	-2.5%
Organic	-3.1%	-2.5%
Acquisition / Disposal	0.0%	0.0%
Fx	0.0%	0.0%
Addressed mail pieces (millions)	1,031	1,101
Growth %	-6.4%	-2.3%
Working days	65	65

European Mail Networks
Revenues	184	147
Growth %	25.2%	33.6%
Organic	17.7%	33.6%
Acquisition / Disposal	6.8%	0.0%
Fx	0.7%	0.0%

Cross-border Mail
Revenues	125	118
Growth %	5.9%	-2.5%
Organic	5.9%	-2.5%
Acquisition / Disposal	0.0%	0.0%
Fx	0.0%	0.0%
Data and Document Management
Revenues	45	48
Growth %	-6.3%	29.7%
Organic	-6.3%	16.2%
Acquisition / Disposal	0.0%	13.5%
Fx	0.0%	0.0%

Total Mail
Revenues	922	899
Growth %	2.6%	3.5%
Organic	1.4%	2.9%
Acquisition / Disposal	1.1%	0.6%
Fx	0.1%	0.0%

Operating income (EBIT)	131	147
Operating margin	14.2%	16.4%

2005 figures have been adjusted for comparative purposes.

Press Release Q3 2006	Page 11 of 18

Consolidated Cash Flow Statements

	Q3 2006	Q3 2005	YTD Q3 2006	YTD Q3 2005
	€ mil	€ mil	€ mil	€ mil

Profit before income taxes	252	236	906	829
Adjustments for:
Depreciation, amortisation and impairments	77	75	226	216
Share based payments	2	2	7	6
Investment income:
Profit /loss on sale of property, plant and equipment	(3)	(4)	(32)	(13)
Interest and similar income	(60)	(22)	(159)	(95)
Foreign exchange gains	0	0	0	1
Foreign exchange (losses)	0	0	0	0
Interest and similar expenses	66	22	171	92
Results from investments in associates	1	2	3	2
Changes in provisions:
Pension liabilities	(37)	(30)	(87)	(83)
Other provisions	23	0	33	21
Changes in working capital:
Inventory	(3)	(1)	(3)	(2)
Accounts receivable	(4)	(24)	(32)	(38)
Other current assets	(12)	8	(54)	(31)
Trade payables	(8)	(48)	29	(84)
Other current liabilities excl. short term financing and taxes	19	56	(95)	(13)

Cash generated from operations	313	272	913	808
Interest paid**	(42)	(11)	(107)	(55)
Income taxes paid	(73)	1	(173)	(95)

Net cash from operating activities	198	262	633	658

Acquisition of group companies (net of cash)	(26)	(18)	(65)	(31)
Disposals of group companies and joint ventures	0	0	10	0
Investment in associates	(10)	(5)	(18)	(12)
Disposals of associates	0	3	0	3
Capital expenditure on intangible assets	(21)	(15)	(74)	(49)
Disposal of intangible assets	1	(1)	1	2
Capital expenditure on property, plant and equipment	(83)	(53)	(213)	(150)
Proceeds from sale of property, plant and equipment	32	9	48	19
Other changes in (financial) fixed assets	0	1	4	5
Changes in minority interests	1	0	4	(3)
Interest received**	31	2	54	29

Net cash used in investing activities	(75)	(77)	(249)	(187)

Repurchase of shares	0	0	(849)	(259)
Other equity changes	1	3	41	(8)
Net change long term borrowings	(21)	(3)	(43)	15
Net change short term borrowings	(128)	4	578	(84)
Net change finance leases	(8)	(1)	(2)	0
Dividends paid	(109)	(100)	(282)	(268)
Financing relating to our discontinued logistics business	(4)	31	(78)	36

Net cash used in financing activities	(269)	(66)	(635)	(568)

Changes in cash	(146)	119	(251)	(97)

Cash as reported in the previous period	417	369	559	633
changes in discontinued business	0	0	(32)	(101)
Cash at beginning of the period	417	369	527	532
Adoption of IAS 32/39 per I January 2005*	0	(46)	0	0
Exchange rate differences	1	0	(4)	7
Changes in cash	(146)	119	(251)	(97)
Cash at end of period	272	442	272	442

2005 figures have been adjusted for comparative purposes.
*	On adoption of IAS 32 as of 1 January 2005, bankoverdraft of €46 million was no longer netted off from cash and cash equivalents.
**	New cash pool arrangements in 2006 result in a € 25 million grossing up of the interest paid and interest received compared with 2005, under IFRS

Press Release Q3 2006	Page 12 of 18

Consolidated Balance Sheets

	29 Sep	31 Dec
	2006	2005
	€ mil	€ mil

Goodwill	1,549	1,626
Other intangible assets	194	212
Intangible assets	1,743	1,838

Land and buildings	817	805
Plant and equipment	316	313
Other	373	390
Construction in progress	55	44
Property, plant and equipment	1,561	1,552
Investments in associates	61	47
Other loans receivable	10	13
Deferred tax assets	187	188
Prepayments and accrued income	22	25
Financial fixed assets	280	273

Total non-current assets	3,584	3,663

Inventory	28	29
Accounts receivable	1,416	1,471
Income tax receivable	82	78
Prepayments and accrued income	252	218
Cash and cash equivalents	272	559
Total current assets	2,050	2,355

Assets held for sale	2,815	2,378

Total assets	8,449	8,396
Equity attributable to the equity holders of the parent	2,636	3,262
Minority interests	21	17
Total equity	2,657	3,279
Deferred tax liabilities	238	233
Provisions for pension liabilities	46	136
Other employee benefit obligations	56	49
Other provisions	128	105
Long-term debt	1,056	1,071
Accrued liabilities	30	14

Total non-current liabilities	1,554	1,608
Trade accounts payables	265	320
Short term provisions	31	29
Other current liabilities	1,149	571
Income tax payable	353	233
Accrued current liabilities	1,012	1,126
Total current liabilities	2,810	2,279
Liabilities related to assets classified as held for sale	1,428	1,230

Total liabilities and equity	8,449	8,396

Press Release Q3 2006	Page 13 of 18

Additional information

Capital expenditure on property, plant and equipment and other intangible assets

	Q3 2006	Q3 2005	YTD Q3 2006	YTD Q3 2005
	€ mil	€ mil	€ mil	€ mil

Express	79	41	214	123
Mail	42	23	86	66
Non-allocated	0	4	4	10
Total	121	68	304	199

Capital expenditure includes financial leases, which are non-cash transactions.

Movement in equity attributable to the equity holders of the parent

	Q3 2006	Q3 2005	YTD Q3 2006	YTD Q3 2005
	€ mil	€ mil	€ mil	€ mil

Opening balance	2,678	3,321	3,262	3,057
Profit/(loss) attributable to the shareholders	67	148	481	551
Foreign exchange effects and other	11	(16)	(15)	23
Repurchases of shares	0	0	(849)	0
Other reserves	(11)	1	39	(9)
Cash dividend	(109)	(100)	(282)	(268)
Closing balance	2,636	3,354	2,636	3,354

Net debt
	29 Sep	31 Dec
	2006	2005
	€ mil	€ mil
Short term debt	783	213
Long term debt	1,056	1,071
Total interest bearing debt	1,839	1,284
Cash and cash equivalents	(272)	(559)
Net debt	1,567	725

2005 figures have been adjusted for comparative purposes.

Press Release Q3 2006	Page 14 of 18

US GAAP Reconciliation

Profit attributable to the shareholders

	YTD Q3 2006	YTD Q3 2005
	€ mil	€ mil

Profit attributable to the shareholders under IFRS	481	551
Adjustments for:
Employee benefits	10	(20)
Other intangible assets amortisation	(2)	(3)
Our discontinued logistics business	(60)	0
Other	6	3
Tax effect of adjustments	10	6
Profit attributable to the shareholders under US GAAP	445	537
of which related to discontinued operations	(132)	(10)
of which related to continued operations	577	547
Profit per ordinary share /ADS under US GAAP * (in € cents)	104.7	118.1
Profit per diluted ordinary share /ADS under US GAAP ** (in € cents)	104.1	118.0

*	Based on an average number of 425.0 million ordinary shares, including ADS (2005: 454.7 million).
**	Based on an average number of 427.3 million diluted ordinary shares, including ADS (2005: 454.7 million).

Equity for the equity holders of the parent

	29 Sep	30 Sep
	2006	2005
	€ mil	€ mil

Total equity	2,657	3,370
Minority interest	(21)	(16)
Equity for the equity holders of the parent under IFRS	2,636	3,354
Adjustments for:
Employee benefits	28	16
Goodwill and other long-lived intangible assets	37	98
Other intangible assets amortisation	(12)	(27)
Minimum pension liability	(587)	(455)
Our discontinued logistics business	(68)	0
Other	(3)	10
Deferred taxes on adjustments	55	48
Equity for the equity holders of the parent under US GAAP	2,086	3,044

2005 figures have been adjusted for comparative purposes.

Press Release Q3 2006	Page 15 of 18

Financial Calendar

Financial Calendar

Monday	4 December, 2006	Analysts Meeting

Monday	26 February, 2007	Publication of 2006 fourth quarter results

Friday	20 April, 2007	Annual General Meeting

Thursday	3 May, 2007	Publication of 2007 first quarter results

Monday	30 July, 2007	Publication of 2007 second quarter results

Monday	29 October, 2007	Publication of 2007 third quarter results

Press Release Q3 2006	Page 16 of 18

Contact Information

Additional information available at http://group.tnt.com

Mike Richardson
Director Investor Relations
Phone	+31 20 500 62 41
Fax	+31 20 500 7515
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 65 97
Fax	+31 20 500 7515
Email	david.van.hoytema@tnt.com

Pieter Schaffels
Director Media Relations
Phone	+31 20 500 6171
Fax	+31 20 500 7520
Email	pieter.schaffels@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone	+31 20 500 6224
Fax	+31 20 500 7520
Email	daphne.andriesse@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 6000
Fax	+31 20 500 7000
Email	investorrelations@tnt.com
Internet	www.tnt.com/group

Press Release Q3 2006	Page 17 of 18

Warning about forward – looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Press Release Q3 2006	Page 18 of 18

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 13 November 2006